

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2014

<u>Via E-mail</u>
Eric S. Rosenfeld
President
Quartet Holdco Ltd.
777 Third Avenue, 37th Floor
New York, NY 10017

> **Re:** **Quartet Holdco Ltd.**
> **Registration Statement on Form S-4**
> **Filed May 13, 2014**
> **File No. 333-195910**
> **Quartet Merger Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 13, 2014**
> **File No. 001-36139**

Dear Mr. Rosenfeld:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X. Pro forma information should be similarly updated.

Cover Page

3. Please revise to indicate by check mark whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

4. Please revise the cross-reference to the risk factors section to include the page number where it appears in the prospectus. Refer to Item 501(b)(5) of Regulation S-K.

Summary of the Material Terms of the Mergers, page 1

5. Please revise to provide greater detail regarding the Representative's purchase options that are being registered, including their price.

Questions and Answers About the Proposals, page 3

Why is Quartet proposing the merger? page 4

6. Please remove subjective marketing type language such as your "very appealing" growth profile and "compelling" valuation. Please also balance your disclosure here by stating that there is no guarantee Pangaea will provide "significant growth potential."

Summary of the Proxy Statement/Prospectus, page 10

7. In an appropriate place in the summary, please disclose that you are an emerging growth company.

8. We note your statement in the fourth paragraph that after consummation of the mergers, the funds in the trust account will be used "for working capital and general corporate purposes, including funding for organic growth and potential acquisitions." Please apportion the funds for these purposes, and to the extent you have any potential acquisitions planned or agreed upon, please disclose. Additionally, please revise to quantify the fees payable to EarlyBirdCapital, Inc., Dinan & Company, LLC, and "Quartet's and Pangaea's advisors" here and throughout the prospectus.

Pangaea, page 11

9. Please revise to state as a belief of management that Pangaea is an "established" logistics company with "expertise." Please also explain what is meant by your statement that Pangaea addresses the needs of its customers by undertaking a "comprehensive set of services" with a focus on "premium routes."

The Merger Proposal, page 11

10. Please explain the timing of the redomestication merger and the transaction merger, as they relate to each other.

11. We note that the Pangaea shareholders will receive 28,431,372 shares of Holdco, but this part of the transaction does not appear to be registered. Please advise and tell us what exemption you are relying upon, if this is the case.

12. In this regard, please explain what is being offered to each Pangaea shareholder. For instance, we note the disclosure that the Pangaea securityholders will receive common shares, and "up to" $10,000,000 in cash or at the option of the holder, "up to" an additional 980,392 shares.

13. We further note that the Pangaea shareholders may receive up to an additional 7,352,941 shares of common stock of the registrant pursuant to a contingent payment schedule contained in the merger agreement based on the net income of the post-transaction operating company over the next three years. Please advise as to the timing of the distribution of these securities and if it is anticipated that the transaction will be registered. Please tell us why these shares do not appear to be covered by the registration statement. Refer to Question 125.03 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

14. Please also explain how the number of shares to each Pangaea security holder will be determined if the additional payments in shares are given based on the specified net income targets.

Proxy Solicitation, page 17

15. We note your disclosure here and on page 56 that proxies may be solicited by mail, telephone, or in person. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by in person interview or telephone.

16. We note your disclosure here and on page 56 that Jefferies has been engaged and will be paid by Pangaea. Please revise to disclose the compensation arrangement with Jefferies.

Conditions to the Closing of the Mergers, page 19

Quartet's Conditions to Closing, page 19

17. We note the condition that "certain individuals shall be appointed to the board of directors of Holdco . . . ." Please revise to disclose these persons, and to the extent you will be including the names of people that will become directors after effectiveness, please provide consents. Refer to Rule 438 under the Securities Act.

18. We note the condition on page 20 that requires "receipt by Quartet of an opinion of Pangaea's Bermuda counsel and receipt of a negative assurance letter from Pangaea's US counsel." Please advise whether you will file these as an exhibits to the registration statement. In this regard, we also note the reference to the opinion of Appleby on page A-43 of your annex to the registration statement. Please tell us, with a view towards revised disclosure, if Appleby is Pangaea's Bermuda counsel and consider the need to provide additional disclosure about Appleby.

Selected Financial Information – Pangaea, page 23

19. Please reconcile the apparent discrepancy between your description "loss on sale of vessel" with the parenthetical presentation of such "loss" in fiscal 2011. Specifically, it appears you are presenting this figure as a negative expense, or "gain." In this regard, we note the presentation on page F-19 is as a loss.

20. Please revise either the definition of Adjusted EBITDA in the narrative in footnote (1) on page 24 or the tabular presentation of such calculation for consistency. Specifically, a gain/loss on sale of vessels of $1,096 appears to be recorded in fiscal 2011 per your presentation on page 23; however, no such reconciling item appears in the table on page 24 even though it appears to fit the definition provided in your narrative.

Selected Unaudited Condensed Combined Financial Information, page 25

21. Please revise your presentation of pro forma information to show the combination of entities in more detail. Specifically, please present a table showing the combination of entities and adjustments made, with footnote explanations, for each scenario presented. For example, the table on page 26 should include columns for Quartet and Pangaea as presented in the table on page 27. Further, the table on page 27 should have footnote explanations showing the calculation of each pro forma weighted average shares outstanding figure as well as pro forma net book value. We would not object to a cross reference to the table on pages 89-90 if the explanation and/or calculation has been presented there.

Risk Factors, page 28

Risks Relating to Pangaea's Industry, page 28

The cycle and volatile nature, page 28

22. In the risk factor subheading, please disclose where in the cycle the drybulk transportation currently is so that investors may assess the risk.

The market values of our owned vessels may decrease, page 30

23. Please revise this risk factor heading to clarify that you were not in compliance with certain covenants in the past.

Risks Relating to Our Company, page 36

24. We note your statement on page 158 that Pangaea is "not in the top ranks of owners of general ice vessels." Please revise to discuss this in an appropriate risk factor.

25. We note your disclosure on page 179 that that Mr. du Moulin currently serves as a director of Teekay Tankers and Tidewater, Inc., two similarly situated companies. To the extent there are any potential conflicts of interest with any of these commitments, please discuss in an appropriate risk factor.

Unless we set aside reserves or are able to borrow funds for vessel replacement, page 43

26. We note your disclosure that "[t]he average age of our owned drybulk carriers at the time of this proxy statement/prospectus will be approximately 10 years." Please reconcile this with your disclosure on page 151 that the average age of your fleet is 9.1 years. Please also provide us with the global average age of drybulk carriers.

Risks Related to the Mergers, page 47

27. We note your disclosure on page 11 that the Pangaea securityholders will not be able to sell 50% of the common shares of until the earlier of the date on which the closing price of the Holdco common shares exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of the mergers and the day preceding the day that is twelve months after the consummation of the acquisition. Please discuss the risks related to these conditions in an appropriate risk factor, considering the possibility that Holdco's common shares may never exceed $12.50.

The Merger Proposal, page 58

28. Please provide us with copies of the "board books" and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Also, please provide us with copies of the engagement letters. In this regard, we note your statement on page 13 that Cassel Salpeter rendered its oral opinion to Quartet's board of directors on April 29, 2014, which was subsequently confirmed in writing by delivery of Cassel Salpeter's written opinion the same day. Please tell us, with a view towards revised disclosure, if there were any differences between the oral presentation and the written opinion.

Background of the Merger, page 60

29. Please revise this disclosure to present, in tabular form, the amount of gross proceeds spent on offering expenses, the amount reserved for operating expenses in the unrestricted cash account of Quartet, and the amount of proceeds placed in trust pending the outcome of efforts related to an initial business combination. The gross amount should total the gross amount as presented in the narrative in this section, $102,681,250.

30. We note your statement that during the initial negotiation process, you "signed certain nonexclusive contingent based finders fee agreements with independent third parties." Please revise to disclose these arrangements in greater detail. Additionally, please disclose the nature of the contingent fee agreement with Dinan and Company and "other contingent-based finders."

31. We note your statement on page 61 that Quartet entered into "substantial" discussions with several companies prior to negotiating with Pangaea and your disclosure concerning the "Canadian-based engineering firm" Quartet entered into a letter of intent with and the "Israel-based foreign exchange trading broker" that Quartet submitted a detailed transaction proposal to. Please revise to briefly provide more detail as to when these negotiations occurred and why they were not pursued. Please discuss other alternatives to the current merger that were considered, and why they ultimately were not pursued.

32. Please explain how "one of Pangaea's largest shareholders, funds managed by Cartesian Capital Group," came to John Kelley of Dinan and Company. For example, if there was a prior relationship between Cartesian and Dinan, or if Dinan solicited Cartesian Capital, please disclose.

33. Please revise this entire section so that it provides substantive information about the development of the transaction, so that the recital of dates, telephone calls and meetings mentioned in the present version become a source of meaningful information, such as how the consideration was reached. Examples include the sixth full paragraph on page 61 and the third full paragraph on page 62.

34. In this regard, we note your disclosure on page 61 that on "March 5, 2014, Quartet sent Cartesian the outline of a proposed deal structure, which contemplated consideration of $300 million in cash and stock at closing plus $60 million in contingent consideration based on Pangaea's 2014 and 2015 earnings before interest, taxes, depreciation and amortization." Please explain how the current terms were reached, and which party suggested the consideration that was ultimately agreed upon.

Quartet's Board of Directors' and Special Advisor's Reasons for Approval, page 63

35. We note your statement that "Quartet's board of directors and special advisor reviewed various industry and financial data in order to determine that the consideration to be paid to Pangaea was reasonable and that the mergers were in the best interests of Quartet's

stockholders." Please revise to discuss what type of industry and financial data was reviewed in order to make this determination and provide us with any relevant materials.

36. We note your statement that "[d]uring its negotiations with Pangaea, Quartet did not receive services from any financial advisor because its officers and directors believe that their experience and backgrounds, together with the experience and background of Quartet's special advisor, Joel Greenblatt, were sufficient to enable them to make the necessary analyses and determinations." Please reconcile this with your disclosure on page 70 that Quartet relied upon the financial advisor, Cassel Salpeter, in approving the merger proposal.

37. We note your statement on page 64 that "the relationships that Pangaea's management team has built over the years with its lenders have given it access to financing and have made it a go-to buyer of bank-owned (distressed sale) vessels." Please reconcile this with the risk factor on 31 that you may have trouble obtaining new financing.

38. Please explain what is meant by the statement on page 66 that "Pangaea looks to add value for its customers by providing services that most of its competitors do not have either the skill or the resources to provide."

Comparable Company Analysis, page 68

39. Please revise to disclose in greater detail the criteria used to select the comparable companies. We also note your disclosure on page 61 that on February 25, 2014, Mr. Yu provided Quartet with summary financial projections and a list of comparable publicly traded companies. Please tell us if this is the same list.

Opinion of Financial Advisor to the Board of Directors of Quartet, page 70

40. We note that the description in the registration statement regarding the material relationships between Cassel Salpeter and Quartet does not provide a narrative and quantitative description of the fees paid or to be paid to Cassel Salpeter and its affiliates by Quartet and its affiliates. Please revise the registration statement to provide this disclosure and disclose whether Quarter or Cassel Salpeter recommended the consideration.

41. Similarly, we note your statement on page 75 that "Cassel Salpeter in the past provided investment banking or other financial services to affiliates of the Company for which Cassel Salpeter received compensation, including acting as the financial advisor to a former affiliate of the Company in connection with an acquisition," and on page 13 that the board decided to use the services of Cassel Salpeter "because it is a recognized investment banking firm that has substantial experience in similar matters, and has rendered similar services to other blank check companies including several that Messrs. Rosenfeld and Sgro were previously directors of." Please revise to discuss in greater detail these prior business dealings.

42. We note that Pangaea disclosed financial projections to Cassel Salpeter. Please revise your registration statement to include those financial projections.

Selected Companies Analysis, page 74

43. We note the description of the analyses prepared by Cassel Salpeter includes information about certain values used by Cassel Salpeter when conducting the comparable company analysis. Please explain how the comparative companies were selected and why others were excluded and how Cassel Salpeter "deemed relevant" these companies. In this regard, we note your statement on page 75 that "[n]one of the selected companies have characteristics identical to Pangaea." Please also tell us, with a view towards revised disclosure, whether this list of companies differs from that produced by Mr. Yu. We note that this list differs from the one appearing on page 68.

Material Federal Income Tax Consequences, page 76

44. We note your disclosure on pages 44 and 45 regarding the possibility of the Company being deemed a "passive foreign investment company." Pursuant to Item 601(b)(8) of Regulation S-K, a tax opinion is required where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. As neither this section nor the full tax opinion in Annex D express opinions on this subject, please provide a tax opinion or explain why you believe an opinion is not required.

45. Please advise as whether or not you intend the exhibit 8.1 opinion to be a short form or long form opinion. We may have further comment upon reviewing your response.

Other Information Related to Quartet, page 106

46. Please revise this section to provide more detail in regard to the original purpose of the specified purpose acquisition corporation, such as what types of businesses the corporation was targeting for acquisition.

Facilities, page 109

47. We note your statement that you consider your "current office space, combined with the other office space otherwise available to Quartet's executive officers, adequate for [your] current operations." Please explain what is meant by "office space otherwise available."

Directors, Executive Officers and Special Advisor, page 109

48. Please tell us your basis for the disclosure regarding Mr. Greenblatt's background under Item 401 of Regulation S-K, as he is not a director or executive officer of the company.

Quartet's Management's Discussion and Analysis, page 112

49. We note your disclosure on page 114 in regard to provisions for the loans from Quartet's officers, directors, initial stockholders and affiliates to the Company. Please tell us, with a view towards revised disclosure, whether any such loans have been made and are outstanding.

Business of Pangaea, page 116

50. Please revise this section to disclose when your name was changed from Bulk Partners (Bermuda) Limited.

51. We note your disclosure that you derive "substantially all of [y]our revenue from contracts of affreightment," and that the "majority of [y]our fleet is chartered-in." In light of this, please file any material charter agreements as material contract exhibits or tell us why you do not believe they are material to your business.

52. Similarly, please disclose your hire rates for each of your vessels or explain why this is not material to an understanding of your business. Please explain the hire rates for your chartered-in vessels and how they may differ from your owned vessels.

Pangaea's Competitive Strengths, page 117

53. We note your third bullet point that you have strong relationships with major industrial customers. Please revise to briefly explain the nature of these relationships, whether they are contractual or informal in nature, and the duration of any material contractual relationships. Please add balancing language to indicate that there is no assurance such relationships will continue.

Pangaea's Business Strategies, page 118

54. Please revise to provide a basis for the statement that you have a "reputation as a reliable and serious counterparty in the sale and purchase market for vessels."

Operations and Assets, page 120

55. Please revise to describe your joint ventures in more detail, and file any joint venture agreements as material contracts exhibits or tell us why you do not believe they are material to your business.

56. Please revise the graphic on page 123 to be legible.

Industry and Market Conditions, page 134

57. Please advise whether any of the data provided by the listed sources, such as the data from other third-party sources and industry publications, were commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

World Seaborne Dry Bulk Trade, page 139

58. Please tell us, with a view towards revised disclosure, why there does not appear to be a corresponding footnote to the number 1 in the CAGR column of the table in this section.

Pangaea's Management's Discussion and Analysis, page 161

Critical Accounting Policies, page 162

Long-lived Assets Impairment Considerations, page 163

59. Within your analysis of results of operations, you reference a decrease in market rates, and therefore average TCE rates, in both the years ended December 31, 2013 and 2012. Please revise your disclosure to explain the potential impact of this type of trend on your impairment analysis and the fair market value of your vessels. Further, you state that, within your undiscounted projected net operating cash flow analysis, you apply a multiple to your estimate of future TCE rates to account for expected growth or decline in future TCE rates due to market conditions. Please expand your disclosure to discuss how this multiple is determined and the impact on your analysis of the fair market value of your vessels due to a change in the multiple.

Liquidity and Capital Resources, page 170

Liquidity and Cash Needs, page 170

60. You state that certain of Pangaea's common and preferred shareholders have committed to providing financial support in the form of loans and/or the purchase of preferred stock. Please revise this disclosure to state whether such commitment is oral or written.

61. We note that, as of January 13, 2012, the fair market value of the vessels pledged as collateral under Pangaea's $12.0 Million Senior Secured Term Loan fell below the asset coverage ratio requirement, and as a result, in order to cover the shortfall and remain in compliance, Pangaea pledged additional cash as collateral. We also note your disclosure that you are currently in compliance with this covenant. For each credit facility that has a collateral value covenant, please revise your narrative to disclose both the covenant and the calculation thereof as of the latest balance sheet date.

Related Party Loans, page 174

Covenants, page 175

62. You disclose here and elsewhere that Pangaea was not in compliance with certain covenants that are associated with your financing and debt arrangements. To the extent that you may be at risk for not being in compliance with an existing covenant, please disclose the covenant, and how you currently meet the covenant. Please also include disclosure in the risk factor section, as may be appropriate.

Management of Holdco Following the Mergers, page 178

Summary Compensation, page 183

63. Please explain what constitutes the sums listed in the "all other compensation" column.

Beneficial Ownership of Securities, page 188

64. Please provide the natural persons with voting power for Fir Tree Inc.

Description of Holdco Securities, page 198

65. We note the statement that this description is "subject to the relevant provisions of Bermuda law and is qualified by reference to Holdco's bye-laws as will be in effect upon consummation of the transactions . . . ." Please remove this statement, as it is not appropriate to qualify information in the registration statement by reference to information not included in the registration statement or filed as an exhibit.

Delivery of Documents to Stockholders, page 201

66. Please include a legend that this prospectus incorporates important business and financial information about the company that is not included in or delivered with the document. Refer to Item 2(i) of Form S-4, if applicable.

Notes to the Financial Statements

Report of Independent Registered Public Accounting Firm, page F-16

67. Please tell us why the opinion references Bulk Tankers, and not Pangaea. In this regard, we note the disclosure on page 201 that Bulk Tankers was renamed Pangaea Logistics Solutions Ltd. effective April 30, 2014. The opinion should reflect the current legal name of the entity as of the opinion date.

Note 9 - Line of Credit, page F-44

68. You state that the expiration date of the line of credit was extended to May 19, 2014. As this date has passed, please tell us the status of this line of credit and update related disclosure in your filing, as applicable.

Annex A: Agreement and Plan of Reorganization, page A-1

69. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Annex C: Letterhead of Cassel Salpeter & Co., LLC, page C-1

70. We note that the opinion has "not evaluated . . . the fair value of the Company, Holdco, Pangaea or any of their respective assets or liabilities, or whether the Company, Holdco or Pangaea or any other party to the Mergers is paying or receiving reasonably equivalent value in the Mergers under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters . . . ." In light of this, please tell us how Cassel Salpeter was able to determine that Pangaea has "a fair market value equal to at least 80% of the balance of the funds in the Trust Account."

Item 22. Undertakings, page II-3

71. Please revise to provide the undertaking pursuant to Item 512(a)(6) of Regulation S-K.

Quartet Merger Corp.

Preliminary Proxy Statement on Schedule 14A

General

72. To the extent that our comments on the S-4 are applicable to the proxy statement, please make conforming changes.

Form of Proxy Card

73. Please mark the form of proxy card "Preliminary Copy." Refer to Exchange Act Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Jeffrey M. Gallant, Esq.
        Graubard Miller